Exhibit 15.2

FEARNRESEARCH

Nordic American Tankers	April 20, 2026
Swan Building
26 Victoria Street
Hamilton HM12
Bermuda

Ladies and Gentlemen:

Reference is made to the annual report on Form-20F for the year ended December 31, 2025 of Nordic American Tankers Limited (the “Company”) to be filed with the U.S. Securities and Exchange Commission (the “SEC”) (the “Annual Report”).

We hereby consent to all references to our name in the Annual Report and to the use of the statistical information supplied by us set forth in the Annual Report, including, without limitation, the information set forth in the Annual Report under the heading “The 2025 Tanker Market”. We further advise the Company that our role has been limited to the provision of such statistical data supplied by us. With respect to such statistical data, we further advise you that:

(1)
certain information in our database is derived from estimates or subjective judgements, and while we have taken reasonable care in the compilation of the statistical and geographical information and believe it to be accurate and correct, data compiled is subject to limited audit and validation procedures; and

(2)	the information in the databases of other maritime data collection agencies may differ from the information in our database.

We hereby consent to the filing of this letter as an exhibit to the Annual Report to be filed with the SEC pursuant to the Securities Exchange Act of 1934, as amended, and to the references to our firm in the section of the Annual Report entitled “The 2025 Tanker Market”.

Yours faithfully,

/s/ Jonathan S. Staubo
Jonathan S. Staubo
Title: Advisor

Fearnleys AS Enterprise Number NO 943 190 410 VAT An Astrup Fearnley company	Office: Grev Wedels pl. 9 N-0151 Oslo	Mailing address: P.O. Box 1158 Sentrum N-0107 Oslo	Telephone: +47 22 93 60 00 Telefax: +47 22 93 61 10 E-mail: fearnresearch@fearnleys.no

www.fearnleys.no